Exhibit 12

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
Statements of Computation of Ratio of Earnings to Fixed Charges(1)

		Fiscal years ended October 31
	Three months ended January 31, 2014
		2013	2012	2011	2010	2009
	In millions, except ratios
Earnings (loss):
Earnings (loss) before taxes	$1,834	$6,510	$(11,933)	$8,982	$10,974	$9,415
Adjustments:
Non-controlling interests in the income of subsidiaries with fixed charges	14	69	102	75	108	74
Undistributed (earnings) loss of equity method investees	(2)	(4)	(2)	3	12	2
Fixed charges	267	1,162	1,297	1,027	868	1,098

	$2,113	$7,737	$(10,536)	$10,087	$11,962	$10,589

Fixed charges:
Total interest expense, including interest expense on borrowings, amortization of debt discount and premium on all indebtedness and other	$168	$769	$865	$551	$417	$585
Interest included in rent	99	393	432	476	451	513

Total fixed charges	$267	$1,162	$1,297	$1,027	$868	$1,098

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	7.9x	6.7x	$(11,833)	9.8x	13.8x	9.6x

(1)
HP computed the ratio of earnings to fixed charges by dividing earnings (earnings before taxes, adjusted for fixed charges, non-controlling interests in the income of subsidiaries with fixed charges and undistributed earnings or loss of equity method investees) by fixed charges for the periods indicated. Fixed charges include (i) interest expense on borrowings and amortization of debt discount or premium on all indebtedness and other, and (ii) a reasonable approximation of the interest factor deemed to be included in rent expense.